SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Smile.Media and Yediot Internet to Launch YNET-Branded e-Commerce Site dated November 27, 2006.



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                                                                          ITEM 1

Internet Gold's Smile.Media and Yediot Internet to Launch
YNET-Branded e-Commerce Site

Monday November 27, 12:01 am ET

PETACH TIKVA, Israel, Nov. 27 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq NMS and TASE: IGLD) today announced that Smile.Media Ltd., its fully-owned subsidiary, and Yedioth Internet, operator of the popular Israeli YNET portal (www.ynet.co.il) have agreed to jointly establish a YNET-branded e-Commerce site.

The new site, which will be launched by the end of 2006, will offer a broad range of popular products. Profits from the site will be divided equally between Smile.Media and Yedioth Internet.

"Our rapidly-growing online commerce activities are making an increasingly significant contribution to the Group, reflecting the coming of age of this important new shopping channel," said Eli Holtzman, Internet Gold's CEO. "As such, we are now taking our e-Commerce activities to the next level. We are delighted to partner with YNET, a popular news portal with a large, highly-educated user base that offers strong potential to become frequent on-line buyers. We are confident that the combination of Smile.Media's experience in monetizing Internet properties and YNET's strong capabilities will result in a highly profitable e-Commerce site.

"From a technology point of view, we have over the past year invested a significant amount of time and resources to upgrade our e-Commerce platform, and plan to develop it even further. We will utilize our advanced, user- friendly platform to enhance the user experience of all our e-Commerce activities, a step we believe will pay off in expanded revenues and market share."

Yacov Netzer, CEO of Yedioth Internet - ynet.co.il, added: "We are all looking forward to develop this new relationship. This strategic cooperation will emphasize our ability to deliver services as well as news and content."

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its smile.communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its smile.media segment manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold has entered into an agreement to acquire 60% of the control and equity in 012 Golden Lines Ltd ("012") based on a valuation of US$ 140 million. 012 is a major Internet Service Provider with revenues of $ 138.8 million in 2005 and is also a leader in Israel's Voice Over Broadband domestic telephony.

The agreement is subject to the approval of both boards of directors and the relevant regulatory authorities. According to the agreement, following the acquisition, 012 will merge with IGLD's Communications activities.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq National Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972 3 516-7620

    Ms. Idit Azulay, Internet Gold
    +972 3 939-9848
    idita@co.zahav.net.il





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  November 27, 2006